DNA Brands, Inc. 275 E. Commercial Blvd. #208 Lauderdale-by-the-Sea, FL 33308

Scott Anderegg,

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Washington, DC 20549

Re:	DNA Brands, Inc.
Post Qualification Amendment No. 1 on Form 1-A
Filed September 27, 2021
File No. 024-11471

Dear Mr. Anderegg:

We are in receipt of your letter dated October 18, 2021, setting forth certain comments to the Post Qualification Amendment No.1 on Form 1-A which was filed on September 27, 2021 by DNA Brands, Inc., a Colorado corporation (the “Company”). In response to your comments, the Company can provide you with the following information in response to your comments:

Post-Qualification Amendment No. 1 on Form 1-A filed September 27, 2021

Index to Financial Statements, page 59

1.We note that you have provide interim financials as of and for the period ended June 30, 2021. However, you have not provide financials for the corresponding period of the preceding fiscal year, which is required by Part F/S(b)(5)(i). In addition, we note that your statement of operations only cover the period from April - June 2021. Please revise your financial statements to provide a statement of operations for the period January through June 2021 and corresponding periods for 2020.

Response: The Company has provided the updated financials as requested.

Part III - Exhibits

Exhibit 12.1, page III-1

2.Please have counsel revise his legal opinion to reflect that you are now offering 200,000,000 shares of common stock.

Response: The Company has had the legal opinion updated.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (561) 654.5722 or Jeff Turner, Esq., of JDT Legal, PLLC at (801) 810-4465. Thank you for your attention to this matter.

Yours Truly,

/s/ Adrian McKenzie-Patasar

Adrian McKenzie-Patasar